FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press Release March 22, 2013	1

Press release

This announcement is not an offer of securities for sale in the United States, Canada, Japan or Australia. Any securities referred to herein may not be offered or sold in the United States, Canada, Japan or Australia absent registration or an exemption from registration. No public offering of any securities referred to herein will be made in the United States, Canada, Japan or Australia.

Santander places 5.2% of Bank Zachodni WBK

for EUR 285 million as KBC sells its 16.17%

•	The transaction values Bank Zachodni WBK at EUR 5.48 billion.

•	Banco Santander will continue to be the controlling shareholder of Bank Zachodni WBK, with a stake of 70% following this transaction.

•	The value of Santander’s investment in Poland has risen by 18%

Madrid, March 22, 2013—Banco Santander and KBC Bank have completed the placement of 19,978,913 shares of Bank Zachodni WBK at a final price of 245 zlotys per share, amounting to a total of EUR 1,171 million. Santander sold 4,852,949 shares, equal to 5.2% of BZ WBK’s capital, for EUR 285 million, while KBC obtained EUR 887 million for its 16.17% stake in BZ WBK.

Assuming that the reverse greenshoe option is not exercised, the placement of these shares will enable Banco Santander to meet its commitment to the Polish regulator that the free float of the Polish unit would be at least 30% by the end of 2014. Moreover, the transaction has allowed KBC to divest the stake in BZ WBK it had obtained as a result of the merger of its Polish subsidiary, Kredyt Bank, with Banco Santander’s unit, Bank Zachodni WBK. The remaining 70% of the capital will be held by Santander, the controlling shareholder.

This transaction values Bank Zachodni WBK’s total share capital at EUR 5.48 billion. This valuation means that the investment made by Banco Santander in April, 2011, in BZ WBK has risen in value by 18%, taking into account the initial investment plus dividends received during the intervening two years. The impact of this transaction on the Santander Group’s capital is immaterial.

In two years, Banco Santander has built a unit in Poland that is the third bank in terms of market share, with shares of 7.5% of loans and 8.7% of deposits, respectively. Bank Zachodni WBK Group has 889 branches, of which 370 came from Kredyt Bank, and about 4.1 million customers, of which 3.8 million are individuals, 274,500 are small or medium-sized enterprises 7,300 are corporate clients.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	1

***

NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN OR TRANSMITTED IN OR INTO THE UNITED STATES OF AMERICA (INCLUDING ITS TERRITORIES OR POSSESSIONS, ANY STATE AND THE DISTRICT OF COLUMBIA) (THE “UNITED STATES”), AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA.

This announcement does not comprise a prospectus for the purposes of Directive 2003/71/EC or any other applicable laws, rules or regulations and does not contain or constitute or form part of any offer or invitation, or any solicitation of an offer, for securities referred to herein and should not be relied on in connection with any contract or commitment whatsoever. Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Any offer to acquire securities referred to herein pursuant to any potential offering of shares in BZ WBK (the “Offering”) will be made, and any investor should make his investment decision solely on the basis of the appropriate and final offering document which may be made available to the selected investors in due course in connection with the Offering.

The contemplated sale of securities referred to herein and the distribution of this announcement and other information in connection with the contemplated sale of securities referred to herein in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy, any shares in BZ WBK to any person in the United States, Australia, Canada or Japan or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The shares in BZ WBK referred to herein (the “Shares”) may not be offered or sold in the United States unless registered under the US Securities Act of 1933 (the “Securities Act”) or offered in a transaction exempt from, or not subject to, the registration requirements of the Securities Act. The potential offer and sale of the Shares has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Shares may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan.

This announcement is directed only at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the Offering may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Any investment activity to which this announcement relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents. The contemplated sale of securities referred to herein will not be made to the public in the United Kingdom.

This announcement is for promotional purposes only and under no circumstances shall constitute an offer or invitation, or form the basis for a decision, to invest in the securities of BZ WBK.

This announcement does not constitute a recommendation within the meaning of the Regulation of the Polish Minister of Finance Regarding Information Constituting Recommendations Concerning Financial Instruments or Issuers Thereof dated 19 October 2005.

No reliance may be placed for any purpose whatsoever on the information contained in this announcement. Such information is for background purposes only, may be subject to change and may not be complete or accurate.

Acquiring securities to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested. Persons considering investment should consult an authorized person specializing in advising on such investments. This announcement does not constitute a recommendation concerning the Offering. The value of shares can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the Offering for the person concerned.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	2

Deutsche Bank, Citi, Morgan Stanley, BofA Merrill Lynch, Credit Suisse, KBC Securities, Santander Investment, Dom Maklerski BZ WBK, Goldman Sachs International, UBS Investment Bank, Dom Maklerski PKO BP, ING, Royal Bank of Canada (RBC Europe Limited) and Société Générale (the “Managers”) are acting for KBC, Santander and BZ WBK and no one else in connection with the contemplated sale of the Shares, and will not be responsible to anyone other than KBC, Santander and BZ WBK for providing the protections afforded to their clients nor for providing advice in connection with the contemplated sale of the Shares.

This announcement may contain projections or other forward-looking statements regarding future events or the future financial performance of BZ WBK. You can identify forward-looking statements by terms such as ‘expect’, ‘believe’, ‘anticipate’, ‘estimate’, ‘intend’, ‘will’, ‘could’, ‘may’ or ‘might’ or other similar expressions or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. KBC and Santander wish to caution you that these statements are only predictions and that actual events or results may and often do differ materially. Any forward-looking statements reflect KBC and Santander’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to BZ WBK’s business, results of operations, financial position, liquidity, prospects, growth or strategies. Forward-looking statements speak only as of the date they are made and each of KBC, Santander, the Managers and their respective affiliates disclaims any obligation or undertaking to update these statements to reflect events and circumstances occurring after the date hereof; to reflect the occurrence of unanticipated events or as a result of new information or otherwise. Many factors could cause the actual results to differ materially from those contained in projections or forward-looking statements of BZ WBK, including risks specifically related to BZ WBK and its operations.

In connection with the Offering, the Managers and any of their affiliates, acting as investors for their own accounts, may purchase Shares and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such Shares and other securities of BZ WBK or related investments in connection with the Offering or otherwise. Accordingly, references in any applicable offering document, if produced and made available to any investors, to the Shares being offered, subscribed, acquired, placed or otherwise dealt in should be read as including any offer to, or subscription, acquisition, placing or dealing by, the Managers and any of their affiliates acting as investors for their own accounts. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

None of the Managers or any of their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement) or any other information relating to BZ WBK, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

In connection with the Offering, Deutsche Bank AG, London Branch as stabilization manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, effect transactions with a view to supporting the market price of BZ WBK’s shares at a higher level than that which might otherwise prevail in the open market. Deutsche Bank AG, London Branch is not required to enter into such transactions and such transactions may be effected on the Warsaw Stock Exchange and may be undertaken at any time during the period commencing on the date of the disclosure of the final offer price and ending no later than 30 calendar days after the allotment of the offer shares. However, there will be no obligation on Deutsche Bank AG, London Branch or any of its agents to effect stabilizing transactions and there is no assurance that stabilizing transactions will be undertaken. Such stabilizing measures, if commenced, may be discontinued at any time without prior notice. In no event will measures be taken to stabilize the market price of BZ WBK’s shares above the offer price. Save as required by law or regulation, neither Deutsche Bank AG, London Branch nor any of its agents intends to disclose the extent of any stabilization transactions conducted in relation to the Offering. In connection with the Offering, Deutsche Bank AG, London Branch as stabilization manager, may, for stabilization purposes, acquire up to a maximum of 10% of the total number of the offer shares comprised in the Offering.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 22, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President